Free Writing Prospectus dated July 18, 2018
Relating to Preliminary Prospectus dated July 16, 2018
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-226186

Evolus, Inc.
This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated July 16, 2018 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-1 (File No. 333-226186) relating to the public offering common stock of Evolus, Inc., which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1570562/000157056218000078/evoluss-1.htm

This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 14 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

This free writing prospectus reflects the following changes:

PROSPECTUS SUMMARY

Controlled Company

We are presently a “controlled company” under the Nasdaq Marketplace Rules as a result of ALPHAEON’s ownership of a majority of our shares, which entitles us to rely on certain exemptions from Nasdaq’s corporate governance requirements. ALPHAEON, as the selling stockholder, is selling 1,000,000 shares (reduced from 2,500,000 shares) of our common stock in this offering. Upon completion of this offering, ALPHAEON will own 17,592,875 shares (increased from 16,092,875) of our outstanding common stock, representing approximately 66.0% (increased from 61.6%) of the total voting power of our outstanding common stock (or approximately 64.6% (increased from 59.8%) of the total voting power of our outstanding common stock, if the underwriters exercise their option to purchase 600,000 additional shares from us). We expect to remain a “controlled company” following completion of this offering.

THE OFFERING

Public offering price	$20.00 per share

Common stock offered by us	3,000,000 shares (increased from 2,500,000)

Common stock offered by the selling stockholder	1,000,000 shares (reduced from 2,500,000)

Common stock to be outstanding after this offering
26,640,389 shares (increased from 26,140,389) (27,240,389 shares (increased from 26,890,389) if the underwriters exercise their option to purchase 600,000 additional shares (reduced from 750,000 additional shares) from us in full)

Option to purchase additional shares
We have granted the underwriters an option for a period of 30 days to purchase an additional 600,000 shares of our common stock (reduced from 750,000 shares) and removed option granted by the selling stockholder to the underwriters.

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $56.0 million (or approximately $67.3 million if the underwriters exercise in full their option to purchase 600,000 additional shares of common stock from us), based on the public offering price of $20.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to conduct pre-commercial launch activities, including building our commercialization infrastructure to hire, train, deploy and support our specialty sales force and developing physician education, brand awareness campaigns and other marketing efforts, and the remainder for working capital, research and development and general corporate purposes.

In addition, the selling stockholder is selling shares of our common stock in this offering and we will not receive any of the proceeds from the shares sold by the selling stockholder.

See “Use of Proceeds” for more information.

Nasdaq Global Market symbol	“EOLS”

Risk factors	See "Risk Factors" beginning on page 14 of the Preliminary Prospectus for a discussion of certain factors to consider carefully before deciding to purchase any shares of our common stock.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:
•on an actual basis; and

•
on an as adjusted basis, giving effect to the sale by us of 3,000,000 shares of our common stock in this offering at the public offering price of $20.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with "Use of Proceeds," "Selected Financial Data" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in the Preliminary Prospectus and our audited consolidated financial statements and related notes in our 2017 Annual Report and our unaudited consolidated financial statements and related notes in our 2018 Quarterly Report, which are incorporated by reference in the Preliminary Prospectus.

The following table is presented in thousands, except for share data:

	As of March 31, 2018
	Actual	As Adjusted
	(unaudited)
Cash and cash equivalents	$49,570	$105,619
Contingent royalty obligation payable to related party	40,600	40,600
Contingent promissory note payable to related party	16,149	16,149
Stockholders’ equity
Preferred stock, $0.00001 par value; 10,000,000 shares authorized and no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.00001 par value; 100,000,000 shares authorized and 23,640,389 shares issued and outstanding, actual; and 26,640,389 shares issued and outstanding, as adjusted	1	1
Additional paid-in capital	134,301	190,350
Accumulated deficit	(82,320)	(82,320)
Total stockholders’ equity	51,982	108,031
Total capitalization	$108,731	$164,780

The number of shares of our common stock to be outstanding after this offering is based on 23,640,389 shares of common stock outstanding as of March 31, 2018, and excludes as of that date:

•	1,598,840 shares of our common stock issuable upon the exercise of outstanding stock options under the 2017 plan:

•	230,516 shares of our common stock issuable upon the vesting and settlement of restricted stock units outstanding under the 2017 plan; and

•	2,531,935 shares of our common stock reserved for future issuance under the 2017 plan.
SHARES ELIGIBLE FOR FUTURE SALE

Lock-Up Agreements

In connection with this offering, we and our directors and officers have agreed that for a period of 90 days, and ALPHAEON, as the selling stockholder, has agreed that for a period of 90 days (reduced from 180 days), following the date of the final prospectus relating to the offering, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without prior consent. See the section titled "Underwriters" in the Preliminary Prospectus for a more complete description of the lock-up agreements with the underwriters.

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in common stock being offered by us and the selling stockholder described above, changes to our use of proceeds and capitalization and changes to the lock up agreement for the selling stockholder. Such conforming changes will be reflected in the final prospectus relating to the offering.

Evolus, Inc., the issuer, has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission ("SEC"), for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it from Cantor Fitzgerald & Co. by e-mail at prospectus@cantor.com, or Mizuho Securities USA LLC by telephone at 212-205-7600 or by e-mail at US-ECM@us.mizuho-sc.com.